EX-99.77D:  Policies with respect to security investments


Ultra-Short Duration Government Fund:

1. The credit quality of the Ultra-Short Duration Government Fund is as follows: U.S. Government Securities and repurchase agreements collateralized by such securities; non-U.S. Government Securities rated AAA or Aaa by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality.

2. The Ultra-short Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) ("Net Assets") in U.S. Government Securities, including securities representing an interest in or collateralized by adjustable rate and fixed rate mortgage loans ("Mortgage-Backed Securities"), and in repurchase agreements collateralized by U.S. Government Securities. The remainder of the Ultra-Short Fund's Net Assets (up to 20%) may be invested in non-government securities. 100% of the Ultra-Short Fund's portfolio will be invested in U.S. dollar-denominated securities.

3. Subject to the 20% limitation mentioned above, the Ultra-Short Fund's investments in non-government securities may include investments in asset-backed securities, bank obligations, corporate debt obligations, and trust preferred securities, privately issued Mortgage-Backed Securities and taxable and tax-exempt municipal securities.